Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-100891 on Form S-8 and Registration Statement No. 333-111064 on Form S-3 of our reports dated March 15, 2006 relating to the consolidated financial statements and financial statement schedule of Wynn Resorts, Limited (which report express an unqualified opinion and includes an explanatory paragraph relating to the restatement of the 2003 and 2004 consolidated financial statements), and related to management’s report on the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) appearing in this Annual Report on Form 10-K.

/s/ Deloitte & Touche LLP
Las Vegas, Nevada
March 15, 2006